SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

      Form 10-K      Form 20-F     Form 11-K   X  Form 10-Q     Form N-SAR
-----          -----          ----           ----           ----


                     Commission file number 0001082562
                                           -----------

                       SOFTWALL EQUIPMENT CORPORATION
                      -------------------------------
                          Full Name of Registrant

                                    N/A
                                   ------
                         Former Name of Registrant

                           11602 Colchester Drive
                          -----------------------
         Address of Principal Executive Offices (Street and Number)

                             Sandy, Utah 84092
                             ------------------
                          City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

      (a) The reasons described in reasonable detail in Part III of this
------    form could not eliminated without unreasonable effort of expense;


  X   (b) The subject annual report, semi-annual report, transition report
------ on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statements or other exhibit required by Rule
------    12b-25 (c) has been attached if applicable.


                            PART III - NARRATIVE

The Company's EDGAR filing agent needed an unexpected surgery and was not available for the September 30, 2001 Form 10QSB filing on November 14, 2001. This delay could not be avoided without unreasonable effort or expense. The Company expects to complete the financial statements and file its quarterly report on Form 10QSB on or before November 21, 2001.

                        PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification.

Randy Peterson       (801)           572-4724
--------------      -------        -------------
(Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the
     Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).
       X    Yes           No
     ------       ------

(3) There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal quarter that will be reflected by the earnings statements to be included in the subject report or portion thereof.

                      SOFTWALL EQUIPMENT CORPORATION
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 2001              By: /S/ Randy Petersen
                                     --------------------------
                                         Randy Petersen
                                         President